Exhibit 7

Grown Rogue Announces Commencement of
Operations in New Jersey

Medford, Oregon, August 28, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce the commencement of Phase I operations by ABCO Garden State, LLC (“ABCO”), a licensed cannabis cultivator in New Jersey.

“I’d personally like to thank the entire Grown Rogue and ABCO teams for their relentless focus and effort to get us operational so efficiently. Final approval and licensing have been issued from the New Jersey Cannabis Regulatory Commission and I can confirm there are plants in the facility. Phase I includes ~8,000 sq ft of flowering canopy, as measured by bench space, that should produce 500 to 600 pounds of craft quality, whole flower per month. The first harvest is planned for November with sales following shortly thereafter,” said Obie Strickler, CEO of Grown Rogue.

“The current plan has Phase II, which will increase flowering canopy to ~17,000 sq ft, coming online in the first half of 2025 with total production anticipated to increase to 1,000 to 1,200 pounds of whole flower production per month. We allocate capital based upon the assumption of competitive-market pricing and we’re excited at the prospects of generating substantial cash-on-cash returns in what we believe remains a supply and quality-constrained market in New Jersey,” continued Mr. Strickler.

“We couldn’t be more excited to be bringing Oregon quality flower to the great people of the Garden State! See you soon, New Jersey,” said Obie Strickler.

Grown Rogue owns a 44% equity interest in ABCO, holds an option to acquire an additional 26% for approximately US$720,000, and has the right to acquire all remaining equity at fair market value.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse eﬀects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to diﬀer materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to diﬀer materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Oﬃcer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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